Exhibit 99.2

Investor and Media Contact:
         IGB Group
Bryan Degnan
646-673-9701
or
         Leon Berman
         212-477-8438

Global Ship Lease Announces Affirmed Credit Ratings and Upgraded Outlook

Moody’s Maintains Corporate Family Rating and Upgrades Outlook to Positive;
KBRA Maintains Issuer Rating and Outlook, Affirms Investment Grade Rating of Senior Secured Notes

ATHENS, Greece, June 16, 2026 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “GSL”), a containership owner and lessor, announced today recent updates by two leading credit rating agencies. Moody’s Investor Service (“Moody’s”) has maintained its Ba2 Corporate Family Rating, and upgraded to a positive outlook from a stable outlook. Kroll Bond Rating Agency (“KBRA”) has maintained the Company’s corporate rating at BB+, with a stable outlook, while also affirming the BBB/stable investment grade rating and outlook for GSL’s 5.69% Senior Secured Notes due 2027.

In affirming the ratings and outlook, the agencies emphasized the Company’s strong credit metrics, low leverage, and solid market position in the containership leasing space, focusing on midsized and smaller ships for which  supply side fundamentals are supportive. The agencies also cited the Company’s strong historical performance and resilience during industry disruptions, and its contracted revenue. In upgrading their outlook, Moody’s highlighted the positive impact of the Company ordering newbuild vessels, with long-term charters attached, while monetizing older assets and maintaining a strong financial position. Additional key considerations included an experienced management team, a versatile fleet, high utilization rates, and a conservative growth strategy.

Thomas Lister, Chief Executive Officer of Global Ship Lease, commented: “We are pleased to see our credit ratings affirmed and outlook upgraded by leading credit agencies. We believe these ratings reflect the significant strength of our fortress balance sheet and charter coverage while also acknowledging the benefits of our decision to order newbuildings with long-term charters attached and to divest some of our older, non-core assets on attractive terms. Moving forward, we intend to continue to execute on our dynamic capital allocation strategy, pursuing selective and disciplined fleet renewal, returning capital to shareholders, and creating shareholder value throughout the cycle.”

Additional information regarding Global Ship Lease’s credit ratings can be found in the press release dated June 16, 2026 on Moody’s website at moodys.com, and the press release dated June 5, 2026 on KBRA’s website at kbra.com.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 71 vessels as of March 31, 2026, had an average age weighted by TEU capacity of 18.2 years. 41 ships are wide-beam Post-Panamax.

As of March 31, 2026, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.05 billion. Contracted revenue was $2.58 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.3 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise or update any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.